Exhibit 99.1

MakeMyTrip Limited Announces Details of Annual Meeting of Shareholders

New Delhi and New York, August 24, 2012: MakeMyTrip Limited (NASDAQ: MMYT) (the “Company”), India’s largest online travel company1 and the parent company of MakeMyTrip (India) Private Limited, MakeMyTrip.com Inc., Luxury Tours & Travel Pte Ltd and Luxury Tours (Malaysia) Sdn Bhd, announced today that the annual meeting of its shareholders will be held on Friday, September 21, 2012, beginning at 5:00 pm, Indian local time, at Tower A, SP Infocity, Plot No. 243, Udyog Vihar, Phase 1, Gurgaon, Haryana 122016, India. The Company’s notice of annual meeting and form of proxy were issued on August 23, 2012.

The Company’s annual report, notice of the annual meeting, form of proxy and annual consolidated and unconsolidated financial statements audited by KPMG Mauritius for the financial year ended March 31, 2012 are available on the Company’s investor relations website at http://investors.makemytrip.com. Shareholders may also obtain a copy of these documents, free of charge, by sending a request by email to jonathan.huang@makemytrip.com.

About MakeMyTrip Limited and MakeMyTrip.com:

MakeMyTrip Limited, the parent company of MakeMyTrip (India) Private Limited, MakeMyTrip.com Inc., Luxury Tours & Travel Pte Ltd and Luxury Tours (Malaysia) Sdn Bhd, is India’s largest online travel company1. The Company’s services and products include air tickets, customized holiday packages, hotel bookings, railway tickets, bus tickets, car hire and facilitating access to travel insurance. Through its primary website, www.makemytrip.com, and other technology-enhanced platforms, the Company provides access to all major domestic full-service and low-cost airlines operating in India, all major airlines operating to and from India, over 8,900 hotels and guesthouses in India and a wide selection of hotels outside India, Indian Railways and several major Indian bus operators.

For more details, please contact:

Jonathan Huang

MakeMyTrip Limited

+1 (646) 405-1311

jonathan.huang@makemytrip.com

(1) Based on 2011 Gross Bookings (Source: PhoCusWright)